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                            June 17, 2021

       Jay Taragin
       Chief Financial Officer
       AltC Acquisition Corp.
       640 Fifth Avenue, 12th Floor
       New York, NY 10019

                                                        Re: AltC Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 4, 2021
                                                            File No. 333-254263

       Dear Mr. Taragin:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Exhibit 23.1, page II-5

   1.                                                   We note your response
to prior comment 4. However, the revised auditor   s consent
                                                        references an auditor
report date of March 12, 2021 instead of March 15, 2021. Please revise.
              You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
       you have questions regarding comments on the financial statements and related matters.
       Please contact Jennifer Gowetski at 202-551-3401 or Mary Beth Breslin at 202-551-3625 with any other questions.
 Jay Taragin
AltC Acquisition Corp.
June 17, 2021
Page 2
                                      Sincerely,
FirstName LastNameJay Taragin
                                      Division of Corporation Finance
Comapany NameAltC Acquisition Corp.
                                      Office of Real Estate & Construction
June 17, 2021 Page 2
cc:       Barbra Broudy
FirstName LastName